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Washington, D.C. 20549-4628

Attn:                    Anne Nguyen Parker, Branch Chief

Re:                             Athlon Energy Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 7, 2014

Response Dated July 22, 2014

Dear Ms. Parker:

On July 11, 2014, Athlon Energy Inc., a Delaware corporation (the “Company”), submitted, among others, a response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2014 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 filed with the Commission on March 7, 2014.  Set forth below is a supplement to our previously submitted response that reflects revisions to our proposed disclosure based on discussions with the Staff.  For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Statements, page 84

Note 2 — Summary of Significant Accounting Policies, page 91

Oil and Natural Gas Properties, page 93

2.              We note your policy disclosure concerning the ceiling test required under the full cost methodology inaccurately describes one component of the cost center ceiling as “the lower of cost or fair value of unevaluated properties.”  Please revise your accounting and disclosure as necessary to conform with Rule 4-10(c)(4)(i)(C) of Regulation S-X, pertaining to a similar component related to unproven properties although not limited to unevaluated properties.

Revised response:  The Company acknowledges the Staff’s comment and proposes to prospectively revise certain paragraphs of its policy disclosure concerning the full cost method of accounting for its oil and natural gas properties to read as follows.  For your convenience, the proposed changes are marked:

Costs associated with unevaluated properties are excluded from the costs being amortized until a determination has been made as to the existence of proved reserves.  Unevaluated properties are reviewed at the end of each quarter to determine whether the costs incurred should be included with the costs being amortized.  The costs associated with unevaluated properties primarily consist of acquisition and leasehold costs as well as development costs for wells in progress for which a determination of the existence of proved reserves has not been made.  These costs are included with the costs being amortized once a determination is made whether or not proved reserves can be assigned to the property, upon impairment of a lease, or immediately upon determination that the well is unsuccessful.  Costs of seismic data that cannot be directly associated to specific properties are included with the costs being amortized as incurred; otherwise, they are allocated to various unevaluated leaseholds and included with the costs being amortized with the associated leasehold costs on a specific project basis.

Under the full cost method of accounting, total capitalized costs of oil and natural gas properties, net of accumulated DD&A, less related deferred income taxes may not exceed an amount equal to the present value of future net revenues from proved reserves, discounted at 10% per annum, plus the cost of properties not being amortized, plus the lower of cost or fair value of unproved properties included with the costs being amortizedæ, less the related tax effects (the “ceiling limitation”).  A ceiling limitation is calculated at the end of each quarter.  If total capitalized costs, net of accumulated DD&A, less related deferred income taxes are greater than the ceiling limitation, a write-down or impairment of the full cost pool is required.  A write-down of the carrying value of the full cost pool is a non-cash charge that reduces earnings and impacts equity in the period of occurrence and typically results in lower DD&A expense in future periods. Once incurred, a write-down cannot be reversed at a later date.

The Company further proposes to prospectively revise certain paragraphs of its critical accounting policy concerning the full cost method of accounting for its oil and natural gas properties included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to read as follows.  For your convenience, the proposed changes are marked:

Costs associated with unevaluated properties are excluded from the costs being amortized until a determination has been made as to the existence of proved reserves.  Unevaluated properties are reviewed at the end of each quarter to determine whether the costs incurred should be included with the costs being amortized.  The costs associated with unevaluated properties primarily consist of acquisition and leasehold costs as well as development costs for wells in progress for which a determination of the existence of proved reserves has not been made.  These costs are included with the costs being amortized once a determination is made whether or not proved reserves can be assigned to the property, upon impairment of a lease, or immediately upon determination that the well is unsuccessful.  Costs of seismic data that cannot be directly associated to specific properties are included with the costs being amortized as incurred; otherwise, they are allocated to various unevaluated leaseholds and included with the costs being amortized with the associated leasehold costs on a specific project basis.

Under the full cost method of accounting, total capitalized costs of oil and natural gas properties, net of accumulated DD&A, less related deferred income taxes may not exceed an amount equal to the present value of future net revenues from proved reserves, discounted at 10% per annum, plus the cost of properties not being amortized, plus the lower of cost or fair value of unproved properties included with the costs being amortizedæ, less the related tax effects (the “ceiling limitation”).  A ceiling limitation is calculated at the end of each quarter.  If total capitalized costs, net of accumulated DD&A, less related deferred income taxes are greater than the ceiling limitation, a write-down or impairment of the full cost pool is required.  A write-down of the carrying value of the full cost pool is a non-cash charge that reduces earnings and impacts equity in the period of occurrence and typically results in lower DD&A expense in future periods. Once incurred, a write-down cannot be reversed at a later date.

In connection with the above response to the Staff’s comment, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sean T. Wheeler
Sean T. Wheeler
of Latham & Watkins LLP

cc:	Caroline Kim, Securities and Exchange Commission
Robert C. Reeves, Athlon Energy Inc.
William B. D. Butler, Athlon Energy Inc.
Enoch Varner, Latham & Watkins LLP
Gerald M. Spedale, Baker Botts L.L.P.
Jason Rocha, Baker Botts L.L.P.